Any activity? 7:39 PM ✓✓



Imagine if the best of local knowledge could meet and collaborate with the best of global scale

Invest in Kountable: The B2B marketplace for Sustainable Trade

The B2B marketplace for Sustainable Trade

wefunder.com

We're going live with this Monday. We want all of Cameroon to be owners. Can you make it happen? https://wefunder.com/kountable

7:40 PM ✓✓

Testing the waters legal disclosure. – Wefunder

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicit

help.wefunder.com

https://help.wefunder.com/testing-the-waters-legal-disclosure

7:46 PM ✓✓

TODAY



Imagine if the best of local knowledge
could meet and collaborate with the best of global scale

Invest in Kountable: The B2B marketplace for
Sustainable Trade

wefunder.com

https://wefunder.com/kountable

12:00 PM

https://help.wefunder.com/testing-the-waters-legal-disclosure

12:00 PM

Kountable's Global Community Round   [Delete]

Message   Details

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ⓘ This is a preview of the email. Merge fields were resolved when the List Email was sent.

From: Christopher Hale (/lightning/r/0055f000004Y0ktAAC/view)   3:24 PM | Apr 12
Subject: Kountable's Global Community Round

Dear Kountable Community,

I'm writing to give you an advance look at our global community round going live later this month.

Kountable has launched a fundraising campaign to augment our traditional fundraising process on the investment platform Wefunder. Community Rounds have become a great way to engage the community that is supporting, buying from and connecting with Kountable globally. We've set a goal to have the most global community round to date. We chose Wefunder because we know the team from our days at Kiva and they are the leading platform for this type of capital raise.

Kountable's core values include community, access and inclusion and this method of raising capital aligns with who we are as a company.

Over the years you've watched us or helped us deliver access to wealth creating opportunities for our members in Africa. We've been asked many times along the way by those same members, followers, vendors and just plain fans of Kountable from here in the US and across the globe whether they could invest. Now we have a platform that lets us say yes. The latest regulations allow us to do this at a global scale and and the process and mechanics are all handled by Wefunder.

We've been able to hit a number of big milestones over the past 6 months and feel that this raise will help us accelerate our growth.

Over the past 6 months we've

Signed multiple enterprise agreements

Grown the trade pipeline to $88M

Begun working with telcos and banks both in East Africa and here in the US

In the next 6 months we're looking to

Launch our Sustainable Trade Securitization platform

Accelerate our growth in the US

Further enhance our trade treasury capitalization

▤ Notes

We're grateful that you've been part of our journey and were excited to expand the network of investors investing in Kountable. We chose to fundraise in

A.R. Malaket (/lightn...   ▾
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Aaron Lindstrom (/li...   ▾
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WeFunder Community Round_Spring 2022 (/lightning/r/7015f00...
Campaign

this capacity to extend the opportunity to the folks that believe in the mission. In fact, this approach was recommend by some of our existing investors because they felt that our global community should share in the upside of our success.

We've kept the distribution list private but if you're on this list, you fall into one of the categories below and have early access to discounted terms.

Williams College Alumni and ASIP graduates

Global Trade Advisors

International Angels

Vendors and Technology Partners

Current and Former Social Entrepreneurs

Sustainable Finance Professionals

Global Health Experts

NHS Alumni

and Friends

We'll be coming out loud and proud on all of our corporate channels as soon as we finish the exclusive period and have a series of exciting announcements planned as well. Stay tuned and rock on!

You can check it out here

We look forward to your feedback and if you'd like to learn more about the investment opportunity please feel free to schedule time directly with me

Sincerely,

Chris

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🏳 Notes







Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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